UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-34866

CHINA MING YANG WIND POWER GROUP LIMITED

Ming Yang Industrial Park, 22 Torch Road

Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This report of foreign private issuer on Form 6-K is being filed in order to furnish the Limited Guarantee dated as of February 4, 2016 by Mr. Chuanwei Zhang (“Mr. Zhang”) in favor of China Ming Yang Wind Power Group Limited (the “Company”) and the Limited Guarantee dated as of February 4, 2016 by Anhui Zhongan Xinzhao Private Equity Investment LLP (“Anhui Zhongan”) in favor of the Company. In connection with the Company’s definitive merger agreement for going private transaction dated February 2, 2016, and in order to facilitate the assignment of $46.5 million of Mr. Zhang’s equity commitment to Anhui Zhongan and participation of Anhui Zhongan as a member of the buyer consortium, with the consent of the special committee of the Company consisting of independent and disinterested directors, the Company amended and restated the Limited Guarantee between the Company and Mr. Zhang and entered into a Limited Guarantee with Anhui Zhongan.

CHINA MING YANG WIND POWER GROUP LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Limited Guarantee, dated as of February 4, 2016, by Mr. Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited

Exhibit 99.2	Limited Guarantee, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of China Ming Yang Wind Power Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: March 2, 2016

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